

P.O. BOX 738 - MARIETTA, OHIO - 45750
www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE
April 23, 2019

Contact: John C. Rogers
Chief Financial Officer and Treasurer
(740) 373-3155

PEOPLES BANCORP INC. REPORTS RECORD QUARTERLY NET INCOME

   MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (Nasdaq: PEBO) today announced results for the quarter ended March 31, 2019. Net income totaled $14.4 million for the first quarter of 2019, representing earnings per diluted common share of $0.73. Earnings per diluted common share were positively impacted by $0.07 per share for the recovery on a previously charged-off commercial loan and by $0.03 per share for income related to the sale of restricted Class B Visa stock, partially offset by the negative impact of $0.01 per share for acquisition-related costs during the first quarter of 2019. In comparison, earnings per diluted common share were $0.71 for the fourth quarter of 2018 and $0.64 for the first quarter of 2018.

   On April 12, 2019, Peoples completed the previously-announced merger with First Prestonsburg Bancshares Inc. ("First Prestonsburg"). First Prestonsburg merged into Peoples, and First Prestonsburg's wholly-owned subsidiary, First Commonwealth Bank of Prestonsburg, Inc. ("First Commonwealth"), which operated nine full-service bank branches in eastern and central Kentucky, merged into Peoples Bank. Consideration of $43.7 million was paid in the merger, of which $11.3 million was in the form of a special cash dividend paid to shareholders prior to the merger with the remainder being paid in stock totaling 1,005,478 Peoples common shares.

   "We are pleased to announce another quarter of solid net income and continued improvements in several key financial metrics, as evidenced by increases in our return on average assets and net interest margin, coupled with growth in our tangible book value per share," said Chuck Sulerzyski, President and Chief Executive Officer. "Asset quality improved, with criticized loans declining $24.4 million, or 21%, during the quarter. On April 12, 2019, we welcomed the shareholders, customers, employees and communities of First Prestonsburg to the Peoples team and are eager and excited to bring our products and services to the region. We are committed to maintaining our focus on building strong, reliable results for our shareholders."

Statement of Operations Highlights:
- *Net interest income declined $0.2 million, or 1%, compared to the linked quarter and increased $4.6 million, or 16%, compared to the first quarter of 2018.*
  - Two fewer calendar days compared to the linked quarter was a key contributor to the 1% decline.
  - Net interest margin was 3.80% for the first quarter of 2019, compared to 3.77% for the linked quarter and 3.66% for the first quarter of 2018.
  - The linked quarter and first quarter of 2018 included proceeds received on an investment security that had previously been written down due to an other-than-temporary impairment, which added 3 basis points and 4 basis points, respectively, to net interest margin for those periods.
- *Peoples recorded a recovery of loan losses of $0.3 million during the first quarter of 2019, compared to a provision for loan losses of $1.0 million and $2.0 million for the linked quarter and first quarter of 2018, respectively.*
  - Net recoveries for the first quarter of 2019 were $1.0 million, primarily driven by the recognition of a $1.8 million recovery on a previously charged-off commercial loan.
  - Gross charge-offs were $1.0 million, or 0.15% of average loans, for the first quarter of 2019, compared to $947,000, or 0.14% of average loans, for the linked quarter, and $2.3 million, or 0.39% of average loans, for the first quarter of 2018.

- *Total non-interest income, excluding net gains and losses, grew $1.4 million, or 10%, compared to the linked quarter, and increased $0.7 million, or 5%, compared to the first quarter of 2018.*
  - The growth compared to the linked quarter was mostly due to higher insurance income, largely due to annual performance-based insurance commissions that are primarily received in the first quarter each year. Commissions received were $1.4 million for the current quarter, compared to $1.3 million for the first quarter of 2018.
  - Compared to the first quarter of 2018, mortgage banking income more than doubled, mainly due to ongoing income from the mortgage origination operation acquired as part of the acquisition of ASB Financial Corp. ("ASB") which closed on April 13, 2018.
  - Realized and unrealized gains on equity investment securities were $809,000 during the first quarter of 2019, compared to $460,000 in the first quarter of 2018. The current quarter included $787,000 of income related to the sale of restricted Class B Visa stock.
- *Total non-interest expense increased $0.9 million, or 3%, compared to the linked quarter and grew $3.6 million, or 13%, compared to the first quarter of 2018.*
  - The increase compared to the linked quarter was driven by higher salaries and employee benefit costs, which included expenses that occur annually in the first quarter for annual stock grants, primarily related to employees who were retirement eligible, and annual contributions to employee health benefit accounts.
  - Compared to the prior year quarter, salaries and employee benefit costs were up, primarily due to the acquisition of ASB.
  - The efficiency ratio for the first quarter of 2019 was 62.7%. Adjusted to exclude acquisition-related expenses, the efficiency ratio was 62.2% for the first quarter of 2019.

Balance Sheet Highlights:
- *Period-end total loan balances increased $8.8 million, or 1% annualized, compared to the linked quarter.*
  - Peoples purchased $19.0 million of 1-4 family first lien mortgages during the first quarter 2019.
  - Growth in commercial and industrial loans of $27.2 million, or 5%, was offset by a decline in commercial real estate and construction loans of $25.9 million, or 3%, driven by large payoffs during the first quarter of 2019.
  - Compared to March 31, 2018, period-end total loans grew $335.3 million, or 14%, due to a combination of loans acquired from ASB and originated loan growth.
  - Average loan balances grew $16.0 million, or 2% annualized, compared to the linked quarter. Compared to the first quarter of 2018, average loan balances increased $359.3 million, or 15%, which included the impact of loans acquired from ASB, coupled with originated loan growth.
- *Asset quality metrics remained strong during the quarter.*
  - Criticized loans declined $24.4 million, or 21%, compared to December 31, 2018, and were down $26.4 million, or 23%, from March 31, 2018.
  - Nonperforming asset declined $1.2 million, or 6%, compared to December 31, 2018, and were up $0.9 million, or 5%, compared to March 31, 2018, partially due to assets acquired from ASB.
  - As a percent of total loans and other real estate owned ("OREO"), nonperforming assets were 0.67% at March 31, 2019, compared to 0.71% at December 31, 2018 and 0.72% at March 31, 2018.
- *Period-end total deposit balances grew $181.9 million, or 6%, compared to December 31, 2018, and increased $324.2 million, or 12%, compared to March 31, 2018.*
  - Governmental deposits increased $96.3 million compared to December 31, 2018, mainly due to seasonality.
  - Total demand deposit balances were 38% of total deposits at March 31, 2019, compared to 40% at December 31, 2018 and 41% at March 31, 2018.
  - Average deposits for the first quarter of 2019 grew $332.2 million, or 12%, compared to the first quarter of 2018, due primarily to the acquisition of ASB.

Net Interest Income:
Net interest income was $33.9 million for the first quarter of 2019, a decrease of 1% compared to the linked quarter. Net interest margin was 3.80% for the first quarter of 2019, compared to 3.77% for the linked quarter. The decline in net interest income compared to the linked quarter was partially due to fewer calendar days in the current quarter. The net interest margin was up as a result of higher interest rates on loans due to the Federal Funds Target Rate increase during December 2018, coupled with lower overnight borrowings due to deposit growth in the first quarter of 2019 compared to the fourth quarter of 2018. The linked quarter also benefited from proceeds of $305,000 received on an investment security that had been previously written down due to an other-than-temporary impairment, which added 3 basis points to the net interest margin. Peoples recorded no similar proceeds during the current quarter.

Accretion income, net of amortization expense, from acquisitions was $722,000 for the first quarter of 2019 and $506,000 for the fourth quarter of 2018, which added 8 basis points and 6 basis points, respectively, to net interest margin. The increase in accretion income compared to the linked quarter was driven by a decline in the amortization of the fair value adjustment to acquired ASB time deposits, which will be fully amortized by the end of the second quarter of 2019.

Net interest income for the current quarter increased $4.6 million, or 16%, over the first quarter of 2018. Net interest margin increased 14 basis points compared to 3.66% for the first quarter of 2018. The increase in net interest income compared to the first quarter of 2018 was largely due to higher interest income on loans, partially offset by an increase in interest expense on deposits. The increase in interest income on loans was driven by a combination of loan growth, which included the impact of the ASB acquisition, and higher yields from interest rate increases. Higher deposit costs were primarily the result of increased competition for deposits. The first quarter of 2018 also benefited from proceeds of $341,000 received on an investment security that had been previously written down due to an other-than-temporary impairment, which added 4 basis points to the net interest margin.

Accretion income, net of amortization expense, from acquisitions was $722,000 for the first quarter of 2019 and $566,000 for the first quarter of 2018, which added 8 basis points and 7 basis points, respectively, to net interest margin. The growth in accretion income compared to the first quarter of 2018 was largely due to the ASB acquisition.

(Recovery of) Provision for Loan Losses:

The recovery of loan losses was $0.3 million for the first quarter of 2019, compared to provisions for loan losses of $1.0 million for the linked quarter and $2.0 million for the first quarter of 2018. Net recoveries for the first quarter of 2019 were $1.0 million, compared to net charge-offs of $661,000 for the linked quarter and $2.0 million for the first quarter of 2018. Gross recoveries during the first quarter of 2019 were driven by a $1.8 million recovery recorded on a previously charged-off commercial loan. Gross charge-offs were $1.0 million, or 0.15% of average loans, for the first quarter of 2019, compared to $947,000, or 0.14% of average loans, for the linked quarter, and $2.3 million, or 0.39% of average loans, for the first quarter of 2018. The first quarter of 2018 included a charge-off of $827,000 on an acquired commercial loan relationship.

Net Gains and Losses:

Net losses during the first quarter of 2019 were $152,000, compared to net losses of $15,000 for the linked quarter, and net gains of $75,000 in the first quarter of 2018. Losses during the current quarter included $118,000 of market value write-downs related to closed offices that were held for sale.

Total Non-interest Income, Excluding Net Gains and Losses:

Total non-interest income, excluding net gains and losses, grew $1.4 million, or 10%, for the first quarter of 2019, compared to the linked quarter. The increase compared to the linked quarter was driven by an increase of $1.2 million in insurance income, mainly due to annual performance-based insurance commissions that are primarily received in the first quarter each year, and are a core component of insurance income. Additionally, realized and unrealized gains on equity investment securities increased $810,000 compared to the linked quarter, primarily due to $787,000 of income related to the sale of restricted Class B Visa stock during the current quarter. These increases were partially offset by seasonal declines in deposit account service charges and mortgage banking income, compared to the linked quarter.

Compared to the first quarter of 2018, non-interest income, excluding net gains and losses, grew $687,000, or 5%. Year-over-year, mortgage banking income more than doubled, due to increased origination activity as the result of the mortgage operation acquired from ASB. Realized and unrealized gains on equity investment securities increased $349,000 compared to the first quarter of 2018, driven by $787,000 of income related to the sale of restricted Class B Visa stock during the current quarter. The income on equity investment securities of $460,000 during the first quarter of 2018 was related to the changes in the fair value of the securities. Income from deposit account service charges were up compared to a year ago primarily due to the ASB acquisition, coupled with changes in fee schedules. Electronic banking was also positively impacted by the additional customers and accounts obtained in the ASB acquisition. These increases were partially offset by lower Small Business Administration income, which declined $370,000 compared to the first quarter of 2018.

Total Non-interest Expense:

Total non-interest expense increased $904,000, or 3%, compared to the linked quarter, and grew $3.6 million, or 13%, compared to the first quarter of 2018. The increase compared to the linked quarter was primarily due to salaries and employee benefit costs, coupled with increased net occupancy and equipment expense, and data processing and software expense. The increase in salaries and employee benefit costs was driven by higher medical insurance costs due to medical claims, as well as expenses which occur primarily in the first quarter each year related to stock-based compensation and contributions to employee health benefit accounts. Stock-based compensation during the first quarter of 2019 included $597,000 for annual stock grants, primarily related to employees who were retirement eligible. Annual contributions to employee health benefit accounts resulted in an expense of $450,000. These increases were partially offset by lower professional fees, and foreclosed real estate and other loan expenses. The first quarter of 2019 included acquisition-related expenses of $253,000, compared to $382,000 for the linked quarter. The fourth quarter of 2018 also included pension settlement charges of $91,000. There were no pension settlement charges recorded during the first quarter of 2019.

The growth in non-interest expense compared to the first quarter of 2018 was led by higher salaries and employee benefit costs and the ongoing increased operating costs associated with the additional footprint and client accounts of ASB. Base salaries and medical insurance were the main contributors to the increase in salaries and employee benefit costs, which were impacted by the ASB acquisition, as well as by higher medical claims and employees that have been added in the last twelve months for succession purposes and recent and future growth. Acquisition-related expenses in the current quarter increased $104,000, compared to $149,000 for the year-ago quarter.

The efficiency ratio for the first quarter of 2019 was 62.7%, compared to 62.0% for the linked quarter, and 61.8% for the first quarter of 2018. The efficiency ratio increased compared to the linked quarter and the first quarter of 2018, driven by a higher increase in non-interest expenses compared to revenue. The efficiency ratio, adjusted for non-core items, was 62.2% for the first quarter of 2019, compared to 61.0% for the linked quarter, and 61.4% for the first quarter of 2018.

Income Tax Expense:

Income tax expense was $3.4 million for the first quarter of 2019, compared to $2.5 million for the linked quarter and $2.4 million for the first quarter of 2018. The increase in income tax expense compared to the linked quarter was due to higher pre-tax income, partially offset by the benefit recorded for the vesting of restricted stock during the current quarter. Also contributing to the increase was the amount recorded in the fourth quarter of 2018 related to the final remeasurement of net deferred tax assets because of the Tax Cuts and Jobs Act, which resulted in a reduction of income tax expense of $705,000. The increase in income tax expense compared to the first quarter of 2018 was due to higher pre-tax income, coupled with a lower benefit recorded for the vesting of restricted stock of $133,000 during the current quarter compared to a benefit of $290,000 in the year-ago quarter.

Loans:

Period-end total loan balances at March 31, 2019 increased $8.8 million, or 1% annualized, compared to December 31, 2018. Originated loan growth was $18.6 million, or 1% annualized, compared to December 31, 2018. Commercial loan balances increased $1.3 million, during the quarter. Growth of $27.2 million, or 19% annualized, in commercial and industrial loans was mostly offset by large payoffs of commercial real estate loans during the first quarter of 2019. Consumer loans continued to provide additional growth, driven by an increase in residential real estate loans of $12.0 million, or 8% annualized. During the first quarter, Peoples purchased $19.0 million of 1-4 family first lien mortgages, which had the largest impact on residential real estate loan growth compared to December 31, 2018. Quarterly average loan balances grew $16.0 million compared to the linked quarter, driven by commercial loan growth of $12.9 million and consumer indirect lending growth of $7.6 million. The payoffs of commercial real estate loans occurred late in the quarter, resulting in less of an impact on average loan balance growth compared to the linked quarter.

Compared to March 31, 2018, total loan balances increased $335.3 million, or 14%. The increase was primarily due to the ASB acquisition combined with originated loan growth of $185.6 million, or 9%. Commercial loan balances were up $139.4 million, or 10%, residential real estate loans increased $108.9 million, or 22%, and consumer indirect loans were up $62.4 million, or 18%, in each case from balances as of March 31, 2018. Quarterly average loan balances increased $359.3 million, or 15%, compared to the first quarter of 2018. Commercial loan balances increased $153.4 million, or 11%. Consumer indirect loans provided growth of $66.8 million, or 19%, compared to the year-ago quarter.

Asset Quality:

Asset quality is considered strong and a number of metrics improved at the end of the first quarter of 2019 compared to the linked quarter. Criticized loans, which are those categorized as special mention, substandard or doubtful, decreased $24.4 million, or 21%, compared to December 31, 2018, and decreased $26.4 million, or 23%, compared to March 31, 2018. As a percent of total loans, criticized loans were 3.28% at March 31, 2019, compared to 4.18% at December 31, 2018 and 4.84% at March 31, 2018. The improvement in both comparisons was largely due to the upgrade of one commercial relationship during the first quarter of 2019. Classified loans, which are those categorized as substandard or doubtful, increased $3.5 million, or 8%, compared to December 31, 2018, and were up $2.7 million, or 6%, from March 31, 2018. As a percent of total loans, classified loans were 1.73% at March 31, 2019, compared to 1.61% at December 31, 2018 and 1.86% at March 31, 2018. Compared to December 31, 2018, the increase in classified loans was primarily due to downgrades during the quarter, partially offset by paydowns of other classified loans.

Nonperforming assets were down $1.2 million, or 6%, compared to December 31, 2018, and were up $0.9 million, or 5%, compared to March 31, 2018. The increase compared to March 31, 2018 was partially due to assets acquired from ASB. Nonperforming assets as a percent of total loans and OREO were 0.67% at March 31, 2019, down from 0.71% at December 31, 2018 and 0.72% at March 31, 2018. Annualized net recoveries were 0.15% of average gross loans for the first quarter of 2019, which reflected the recognition during the quarter of a $1.8 million recovery on a previously charged-off commercial loan. Annualized net charge-offs were 0.10% of average gross loans for the linked quarter and 0.34% for the first quarter of 2018. Gross charge-offs were $1.0 million, or 0.15% of average loans, for the first quarter of 2019, compared to $947,000, or 0.14% of average loans, for the linked quarter, and $2.3 million, or 0.39% of average loans, for the first quarter of 2018. The first quarter of 2018 included a charge-off of $827,000 on an acquired commercial loan relationship.

At March 31, 2019, the allowance for loan losses increased to $20.9 million, compared to $20.2 million at December 31, 2018 and $18.8 million at March 31, 2018. The increase in the allowance for loan losses compared to December 31, 2018 was the result of the specific reserve on a non-accrual loan, coupled with loan growth. The increase in the allowance for loan losses compared to March 31, 2018 was driven by loan growth. The ratio of the allowance for loan losses as a percent of total loans, net of deferred fees and costs, increased to 0.76% at March 31, 2019, compared to 0.74% at December 31, 2018 and declined from 0.78% at March 31, 2018. The ratio includes all acquired loans, from both ASB and previous acquisitions since 2012, of $562.9 million and allowance for acquired loan losses of $533,000. The decline in the ratio compared to March 31, 2018 was largely attributable to loan growth.

Deposits:

Period-end deposit balances increased $181.9 million, or 6%, compared to December 31, 2018, and were up $324.2 million, or 12% compared to March 31, 2018. Compared to the end of the linked quarter, the growth was driven by an increase of $96.3 million in governmental deposits, which typically increase during the first quarter of each year, coupled with growth in money market deposit accounts of $23.8 million and non-interest-bearing deposits of $20.6 million, reflecting Peoples' focus on growing deposits. The increase in period-end deposit balances compared to March 31, 2018 included $123.1 million of acquired deposits from ASB. Compared to March 31, 2018, brokered certificates of deposit were up $133.0 million, retail certificates of deposit increased $68.3 million, non-interest-bearing deposits were up $57.7 million, and money market deposit accounts increased $39.4 million.

Average deposit balances during the first quarter of 2019 increased $43.1 million, or 1%, compared to the linked quarter, and $332.2 million, or 12%, from the first quarter of 2018. Compared to the linked quarter, increases in brokered certificates of deposit of $36.3 million and interest-bearing demand accounts of $12.0 million were partially offset by a decline in non-interest-bearing deposits of $19.6 million. Most of the increase in average deposits compared to the first quarter of 2018 was due to the ASB acquisition.

Total demand deposit accounts comprised 38% of total deposits at March 31, 2019, compared to 40% at December 31, 2018 and 41% at March 31, 2018.

Stockholders' Equity:

Peoples' capital position remained strong at March 31, 2019. At March 31, 2019, the tier 1 risk-based capital ratio increased to 14.22%, compared to 13.87% at December 31, 2018, and 13.58% at March 31, 2018. The common equity tier 1 risk-based capital ratio increased to 13.96% at March 31, 2019, compared to 13.61% at December 31, 2018, and 13.29% at March 31, 2018. The total risk-based capital ratio increased to 14.97% at March 31, 2019, compared to 14.60% at December 31, 2018, and 14.33% at March 31, 2018. Compared to December 31, 2018, the increases in the risk-based capital ratios were primarily due to higher earnings, which exceeded dividends declared and paid during the first quarter of 2019.

The book value per share grew to $27.19 at March 31, 2019, compared to $26.59 at December 31, 2018, and $24.87 at March 31, 2018. The tangible book value per share, which excludes goodwill and other intangible assets, was $19.00 at March 31, 2019, compared to $18.30 at December 31, 2018, and $17.04 at March 31, 2018. The ratio of total shareholders' equity to total assets was 13.32% at March 31, 2019, compared to 13.06% at December 31, 2018 and 12.57% at March 31, 2018. The tangible equity to tangible assets ratio, which excludes goodwill and other intangible assets, was 9.70% at March 31, 2019, compared to 9.35% at December 31, 2018, and 8.97% at March 31, 2018. The improvements compared to the linked quarter were driven by shareholders' equity, which increased at a faster rate than assets.

Total shareholders' equity at March 31, 2019 increased $15.0 million, or 3%, compared to December 31, 2018, which was mainly caused by net income of $14.4 million and a decrease in accumulated other comprehensive loss of $5.4 million, partially offset by dividends paid of $5.9 million. Accumulated other comprehensive loss decreased as the result of a higher market value adjustment related to the available-for-sale investment securities portfolio, which was driven by overall declines in market interest rates during the quarter.

Peoples Bancorp Inc. is a diversified financial services holding company with $4.3 billion in total assets, 89 locations, including 80 full-service bank branches, and 86 ATMs in Ohio, West Virginia and Kentucky. Peoples makes available a complete line of banking, investment, insurance and trust solutions through its subsidiaries -- Peoples Bank and Peoples Insurance Agency, LLC. Peoples' common shares are traded on the Nasdaq Global Select Market® under the symbol "PEBO," and Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies. Learn more about Peoples at www.peoplesbancorp.com.

Conference Call to Discuss Earnings:

Peoples will conduct a facilitated conference call to discuss first quarter 2019 results of operations on April 23, 2019 at 11:00 a.m., Eastern Daylight Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (866) 890-9285. A simultaneous webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.

Use of Non-US GAAP Financial Measures:

This news release contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Management uses these "non-US GAAP" financial measures in its analysis of Peoples' performance and the efficiency of its operations. Management believes that these non-US GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods and peers. These disclosures should not be viewed as substitutes for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-US GAAP performance measures that may be presented by other companies. Below is a listing of the non-US GAAP financial measures used in this news release:

- Core non-interest expenses are non-US GAAP since they exclude the impact of acquisition-related expenses and pension settlement charges.
- Efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This measure is non-US GAAP since it excludes amortization of other intangible assets and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.
- Efficiency ratio adjusted for non-core items is calculated as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This measure is non-US GAAP since it excludes the impact of acquisition-related expenses and pension settlement charges, the amortization of other intangible assets and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.
- Tangible assets, tangible equity and tangible book value per common share measures are non-US GAAP since they exclude the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets.
- Pre-provision net revenue is defined as net interest income plus total non-interest income, excluding net gains and losses, minus total non-interest expense. This measure is non-US GAAP since it excludes the provision for loan losses and all gains and/or losses included in earnings.
- Return on average assets adjusted for non-core items is calculated as annualized net income (less the impact of the Tax Cuts and Jobs Act on the remeasurement of deferred tax assets and deferred tax liabilities, and the after-tax impact of all gains and/or losses, acquisition-related expenses, and pension settlement charges) divided by average assets. This measure in non-US GAAP since it excludes the impact of the Tax Cuts and Jobs Act on the remeasurement of deferred tax assets and deferred tax liabilities, and the after-tax impact of all gains and/or losses, acquisition-related expenses, and pension settlement charges.

◦ Return on average tangible stockholders' equity is calculated as annualized net income (less after-tax impact of amortization of other intangible assets) divided by tangible stockholders' equity. This measure is non-US GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

A reconciliation of these non-US GAAP financial measures to the most directly comparable GAAP financial measures is included at the end of this news release under the caption of "Non-US GAAP Financial Measures."

Safe Harbor Statement:

Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate," "estimate," "may," "feel," "expect," "believe," "plan," "will," "would," "should," "could," "project," "goal," "target," "potential," "seek," "intend," and similar expressions.

These forward-looking statements reflect management's current expectations based on all information available to management and its knowledge of Peoples' business and operations. Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertainties that may cause actual results to differ materially. These factors include, but are not limited to:

(1) the success, impact, and timing of the implementation of Peoples' business strategies, including the successful integration of the business of First Prestonsburg following the merger, and the expansion of consumer lending activity;

(2) Peoples' ability to integrate future acquisitions, which may be unsuccessful, or may be more difficult, time-consuming or costly than expected;

(3) competitive pressures among financial institutions, or from non-financial institutions, which may increase significantly, including product and pricing pressures, changes to third-party relationships and revenues, customer acquisition and retention pressures, and Peoples' ability to attract, develop and retain qualified professionals;

(4) changes in the interest rate environment due to economic conditions and/or the fiscal policies of the United States ("U.S.") government and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which may adversely impact interest rates, interest margins, loan demand and interest rate sensitivity;

(5) uncertainty regarding the nature, timing, cost, and effect of legislative or regulatory changes or actions, promulgated and to be promulgated by governmental and regulatory agencies in the state of Ohio, the Federal Deposit Insurance Corporation, the Federal Reserve Board and the Consumer Financial Protection Bureau, which may subject Peoples, its subsidiaries, or one or more acquired companies to a variety of new and more stringent legal and regulatory requirements which adversely affect their respective businesses, including in particular the rules and regulations promulgated and to be promulgated under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Basel III regulatory capital reform;

(6) the effects of easing restrictions on participants in the financial services industry;

(7) local, regional, national and international economic conditions (including the impact of potential or imposed tariffs, a U.S. withdrawal from or significant renegotiation of trade agreements, trade wars and other changes in trade regulations) and the impact these conditions may have on Peoples, its customers and its counterparties, and Peoples' assessment of the impact, which may be different than anticipated;

(8) the existence or exacerbation of general geopolitical instability and uncertainty;

(9) changes in policy and other regulatory and legal developments, and uncertainty or speculation pending the enactment of such changes;

(10) Peoples may issue equity securities in connection with future acquisitions, which could cause ownership and economic dilution to Peoples' current shareholders;

(11) changes in prepayment speeds, loan originations, levels of nonperforming assets, delinquent loans and charge-offs, which may be less favorable than expected and adversely impact the amount of interest income generated;

(12) adverse changes in economic conditions and/or activities, including, but not limited to, continued economic uncertainty in the U.S., the European Union (including the uncertainty surrounding the actions to be taken to implement the referendum by British voters to exit the European Union), Asia, and other areas, which could decrease sales volumes, add volatility to the global stock markets, and increase loan delinquencies and defaults;

(13) deterioration in the credit quality of Peoples' loan portfolio, which may adversely impact the provision for loan losses;

(14) Peoples may have more credit risk and higher credit losses to the extent loans are concentrated by location or industry of the borrowers or collateral;

(15) changes in accounting standards, policies, estimates or procedures, including the new current expected credit loss rule issued by the Financial Accounting Standard Board in June 2016, which will require banks to record, at the time of origination, credit losses expected throughout the life of the asset portfolio on loans and held-to-maturity securities, as opposed to the current practice of recording losses when it is probable that a loss event has occurred, which may adversely affect Peoples' reported financial condition or results of operations;

(16) Peoples' assumptions and estimates used in applying critical accounting policies, which may prove unreliable, inaccurate or not predictive of actual results;

(17) the discontinuation of the London Inter-Bank Offered Rate and other reference rates may result in increased expenses and litigation, and adversely impact the effectiveness of hedging strategies;

(18) adverse changes in the conditions and trends in the financial markets, including political developments, which may adversely affect the fair value of securities within Peoples' investment portfolio, the interest rate sensitivity of Peoples' consolidated balance sheet, and the income generated by Peoples' trust and investment activities;

(19) the volatility from quarter to quarter of mortgage banking income, whether due to interest rates, demand, the fair value of mortgage loans, or other factors;

(20) Peoples' ability to receive dividends from its subsidiaries;

(21) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity;

(22) the impact of larger or similar-sized financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples' business generation and retention, funding and liquidity;

(23) the costs and effects of new federal and state laws, and other regulatory and legal developments, including the outcome of potential regulatory or other governmental inquiries and legal proceedings and results of regulatory examinations;

(24) Peoples' ability to secure confidential information and deliver products and services through the use of computer systems and telecommunications networks, including those of Peoples' third-party vendors and other service providers, which may prove inadequate, and could adversely affect customer confidence in Peoples and/or result in Peoples incurring a financial loss;

(25) Peoples' ability to anticipate and respond to technological changes, and Peoples' reliance on, and the potential failure of, a number of third-party vendors to perform as expected, including its primary core banking system provider, which can impact Peoples' ability to respond to customer needs and meet competitive demands;

(26) operational issues stemming from and/or capital spending necessitated by the potential need to adapt to industry changes in information technology systems on which Peoples and its subsidiaries are highly dependent;

(27) changes in consumer spending, borrowing and saving habits, whether due to tax reform legislation, changes in business and economic conditions, legislative or regulatory initiatives, or other factors, which may be different than anticipated;

(28) the adequacy of Peoples' internal controls and risk management program in the event of changes in strategic, reputational, market, economic, operational, cyber security, compliance, legal, asset/liability repricing, liquidity, credit and interest rate risks associated with Peoples' business;

(29) the impact on Peoples' businesses, personnel, facilities, or systems, related to fraud, theft, or violence;

(30) the impact on Peoples' businesses, as well as on the risks described above, of various domestic or international widespread natural or other disasters, pandemics, cyber attacks, civil unrest, military or terrorist activities or international conflicts;

(31) Peoples' continued ability to grow deposits; and

(32) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the Securities and Exchange Commission (the "SEC"), including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

As required by US GAAP, Peoples is required to evaluate the impact of subsequent events through the issuance date of its March 31, 2019 consolidated financial statements as part of its Quarterly Report on Form 10-Q to be filed with the SEC. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.

PER COMMON SHARE DATA AND SELECTED RATIOS (Unaudited)

		Three Months Ended				
		March 31, 2019		December 31, 2018		March 31, 2018
PER COMMON SHARE:						
Earnings per common share:						
Basic	$	0.74	$	0.71	$	0.64
Diluted		0.73		0.71		0.64
Cash dividends declared per common share		0.30		0.30		0.26
Book value per common share		27.19		26.59		24.87
Tangible book value per common share (a)		19.00		18.30		17.04
Closing stock price at end of period	$	30.97	$	30.10	$	35.45
SELECTED RATIOS:						
Return on average stockholders' equity (b)		11.12%		10.86 %		10.48%
Return on average tangible equity (b)(c)		16.69%		16.76 %		16.14%
Return on average assets (b)		1.46%		1.38 %		1.32%
Return on average assets adjusted for non-core items (b)(d)		1.49%		1.35 %		1.33%
Efficiency ratio (e)		62.71%		62.02 %		61.75%
Efficiency ratio adjusted for non-core items (f)		62.21%		61.04 %		61.42%
Pre-provision net revenue to total average assets (b)(g)		1.79%		1.73 %		1.81%
Net interest margin (b)(h)		3.80%		3.77 %		3.66%
Dividend payout ratio (i)		40.84%		42.23 %		40.64%

(a) This amount represents a non-US GAAP financial measure since it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release.

(b) Ratios are presented on an annualized basis.

(c) This percentage represents a non-US GAAP financial measure since it excludes the after-tax impact of amortization of other intangible assets from earnings and it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release.

(d) Return on average assets adjusted for non-core items represents a non-US GAAP financial measure since it excludes the impact of the Tax Cuts and Jobs Act on the remeasurement of deferred tax assets and deferred tax liabilities, and the after-tax impact of all gains and/or losses, acquisition-related expenses, and pension settlement charges.

(e) Total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income (excluding all gains and losses). This amount represents a non-US GAAP financial measure since it excludes amortization of other intangible assets, and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this news release.

(f) The efficiency ratio adjusted for non-core items is defined as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding all gains and losses. This amount represents a non-US GAAP financial measure since it excludes the impact of all gains and/or losses, acquisition-related expenses, and pension settlement charges included in earnings, and uses fully tax-equivalent net interest income.

(g) Pre-provision net revenue is defined as net interest income plus total non-interest income (excluding all gains and losses) minus total non-interest expense. This ratio represents a non-US GAAP financial measure since it excludes the provision for loan losses and all gains and/or losses included in earnings. This measure is a key metric used by federal bank regulatory agencies in their evaluation of capital adequacy for financial institutions. Additional information regarding the calculation of this ratio is included at the end of this news release.

(h) Information presented on a fully tax-equivalent basis.

(i) Ratios are calculated based on dividends declared during the period divided by net income for the period.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(Dollars in thousands)		March 31, 2019	December 31, 2018	March 31, 2018
Total interest income	$	**40,576**	$ 40,638	$ 33,226
Total interest expense		**6,662**	6,517	3,867
Net interest income		**33,914**	34,121	29,359
(Recovery of) provision for loan losses		**(263)**	975	1,983
Net interest income after provision for loan losses		**34,177**	33,146	27,376
Non-interest Income:				
Insurance income		**4,621**	3,400	4,655
Trust and investment income		**3,112**	3,133	3,068
Electronic banking income		**2,987**	3,017	2,785
Deposit account service charges		**2,341**	2,618	2,120
Mortgage banking income		**788**	953	351
Bank owned life insurance income		**485**	495	468
Commercial loan swap fees		**146**	64	116
Net gain on investment securities		**30**	—	1
Net (loss) gain on asset disposals and other transactions		**(182)**	(15)	74
Other non-interest income		**1,101**	512	1,331
Total non-interest income		**15,429**	14,177	14,969
Non-interest Expense:				
Salaries and employee benefit costs		**19,135**	17,385	15,990
Net occupancy and equipment expense		**2,978**	2,753	2,866
Electronic banking expense		**1,577**	1,648	1,528
Data processing and software expense		**1,545**	1,330	1,322
Professional fees		**1,276**	1,727	1,718
Franchise tax expense		**705**	897	644
Amortization of other intangible assets		**694**	861	754
Marketing expense		**594**	525	325
FDIC insurance expense		**371**	373	366
Communication expense		**278**	316	344
Foreclosed real estate and other loan expenses		**255**	508	228
Other non-interest expense		**2,452**	2,633	2,136
Total non-interest expense		**31,860**	30,956	28,221
Income before income taxes		**17,746**	16,367	14,124
Income tax expense		**3,377**	2,470	2,383
Net income	$	**14,369**	$ 13,897	$ 11,741
PER COMMON SHARE DATA:				
Earnings per common share – basic	$	**0.74**	$ 0.71	$ 0.64
Earnings per common share – diluted	$	**0.73**	$ 0.71	$ 0.64
Cash dividends declared per common share	$	**0.30**	$ 0.30	$ 0.26
Weighted-average common shares outstanding – basic		**19,366,008**	19,337,403	18,126,089
Weighted-average common shares outstanding – diluted		**19,508,868**	19,483,452	18,256,035
Actual common shares outstanding (end of period)		**19,681,692**	19,565,029	18,279,036

Three Months Ended

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)		March 31, 2019 (Unaudited)		December 31, 2018
Assets				
Cash and cash equivalents:				
Cash and due from banks	$	**59,334**	$	61,775
Interest-bearing deposits in other banks		**22,738**		15,837
Total cash and cash equivalents		**82,072**		77,612
Available-for-sale investment securities, at fair value (amortized cost of $806,641 at March 31, 2019 and $804,655 at December 31, 2018)		**802,570**		791,891
Held-to-maturity investment securities, at amortized cost (fair value of $36,066 at March 31, 2019 and $36,963 at December 31, 2018)		**35,606**		36,961
Other investment securities		**41,449**		42,985
Total investment securities		**879,625**		871,837
Loans, net of deferred fees and costs (a)		**2,737,580**		2,728,778
Allowance for loan losses		**(20,939)**		(20,195)
Net loans		**2,716,641**		2,708,583
Loans held for sale		**2,191**		5,470
Bank premises and equipment, net of accumulated depreciation		**55,890**		56,542
Bank owned life insurance		**69,419**		68,934
Goodwill		**151,245**		151,245
Other intangible assets		**9,997**		10,840
Other assets		**50,039**		40,391
Total assets	$	**4,017,119**	$	3,991,454
Liabilities				
Deposits:				
Non-interest-bearing	$	**628,464**	$	607,877
Interest-bearing		**2,508,949**		2,347,588
Total deposits		**3,137,413**		2,955,465
Short-term borrowings		**191,363**		356,198
Long-term borrowings		**105,995**		109,644
Accrued expenses and other liabilities		**47,227**		50,007
Total liabilities	$	**3,481,998**	$	3,471,314
Stockholders' Equity				
Preferred stock, no par value, 50,000 shares authorized, no shares issued at March 31, 2019 and December 31, 2018		**—**		—
Common stock, no par value, 24,000,000 shares authorized, 20,130,076 shares issued at March 31, 2019 and 20,124,378 shares issued at December 31, 2018, including shares in treasury		**385,427**		386,814
Retained earnings		**168,847**		160,346
Accumulated other comprehensive loss, net of deferred income taxes		**(7,497)**		(12,933)
Treasury stock, at cost, 492,380 shares at March 31, 2019 and 601,289 shares at December 31, 2018		**(11,656)**		(14,087)
Total stockholders' equity	$	**535,121**	$	520,140
Total liabilities and stockholders' equity	$	**4,017,119**	$	3,991,454

(a) Also referred throughout the document as "total loans".

SELECTED FINANCIAL INFORMATION (Unaudited)

(Dollars in thousands)	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
Loan Portfolio					
Commercial real estate, construction	**$ 124,958**	$ 136,417	$ 116,612	$ 122,035	$ 107,811
Commercial real estate, other	**802,464**	816,911	822,713	857,707	784,047
Commercial and industrial	**592,907**	565,744	551,779	512,208	489,058
Residential real estate	**605,804**	593,797	607,946	609,563	496,953
Home equity lines of credit	**128,915**	133,979	135,853	135,890	107,730
Consumer, indirect	**410,283**	407,303	396,862	373,582	347,860
Consumer, direct	**71,731**	74,044	75,313	74,646	68,326
Deposit account overdrafts	**518**	583	649	860	543
Total loans	**$ 2,737,580**	$ 2,728,778	$ 2,707,727	$ 2,686,491	$ 2,402,328
Total acquired loans (a)	**$ 562,941**	$ 572,748	$ 600,243	$ 621,774	$ 413,248
Total originated loans	**$ 2,174,639**	$ 2,156,030	$ 2,107,484	$ 2,064,717	$ 1,989,080
Deposit Balances					
Non-interest-bearing deposits (b)	**$ 628,464**	$ 607,877	$ 617,447	$ 585,861	$ 570,804
Interest-bearing deposits:					
Interest-bearing demand accounts (b)	**572,316**	573,702	547,172	570,359	584,563
Retail certificates of deposit	**404,186**	394,335	402,309	406,214	335,843
Money market deposit accounts	**403,642**	379,878	391,377	389,893	364,232
Governmental deposit accounts	**363,636**	267,319	344,320	305,255	341,920
Savings accounts	**477,824**	468,500	473,240	480,615	461,440
Brokered certificates of deposit	**287,345**	263,854	265,258	211,062	154,379
Total interest-bearing deposits	**$ 2,508,949**	$ 2,347,588	$ 2,423,676	$ 2,363,398	$ 2,242,377
Total deposits	**$ 3,137,413**	$ 2,955,465	$ 3,041,123	$ 2,949,259	$ 2,813,181
Total demand deposits	**$ 1,200,780**	$ 1,181,579	$ 1,164,619	$ 1,156,220	$ 1,155,367
Asset Quality					
Nonperforming assets (NPAs):					
Loans 90+ days past due and accruing	**$ 1,074**	$ 2,256	$ 1,885	$ 1,975	$ 1,030
Nonaccrual loans	**17,089**	17,098	16,235	16,069	16,202
Total nonperforming loans (NPLs)	**18,163**	19,354	18,120	18,044	17,232
Other real estate owned (OREO)	**81**	94	106	63	99
Total NPAs	**$ 18,244**	$ 19,448	$ 18,226	$ 18,107	$ 17,331
Criticized loans (c)	**$ 89,812**	$ 114,188	$ 118,703	$ 120,809	$ 116,243
Classified loans (d)	**47,327**	43,818	49,058	55,596	44,661
Allowance for loan losses as a percent of NPLs (e)(f)	**115.28%**	104.35%	109.71%	106.77%	109.08%
NPLs as a percent of total loans (e)(f)	**0.66%**	0.71%	0.67%	0.67%	0.72%
NPAs as a percent of total assets (e)(f)	**0.45%**	0.49%	0.46%	0.46%	0.48%
NPAs as a percent of total loans and OREO (e)(f)	**0.67%**	0.71%	0.67%	0.67%	0.72%
Criticized loans as a percent of total loans (e)	**3.28%**	4.18%	4.38%	4.50%	4.84%
Classified loans as a percent of total loans (e)	**1.73%**	1.61%	1.81%	2.07%	1.86%
Allowance for loan losses as a percent of total loans (e)	**0.76%**	0.74%	0.73%	0.72%	0.78%
Capital Information (g)					
Common equity tier 1 risk-based capital ratio (h)	**13.96%**	13.61%	13.29%	13.03%	13.29%
Tier 1 risk-based capital ratio	**14.22%**	13.87%	13.55%	13.29%	13.58%
Total risk-based capital ratio (tier 1 and tier 2)	**14.97%**	14.60%	14.27%	13.99%	14.33%
Leverage ratio	**10.31%**	9.99%	9.69%	9.73%	9.85%
Common equity tier 1 capital	**$ 389,393**	$ 378,855	$ 367,537	$ 358,987	$ 334,735
Tier 1 capital	**396,719**	386,138	374,776	366,182	341,886
Total capital (tier 1 and tier 2)	**417,657**	406,333	394,655	385,448	360,684
Total risk-weighted assets	**$ 2,789,500**	$ 2,782,995	$ 2,764,951	$ 2,755,112	$ 2,517,848
Total shareholders' equity to total assets	**13.32%**	13.06%	12.60%	12.57%	12.57%
Tangible equity to tangible assets (i)	**9.70%**	9.35%	8.88%	8.81%	8.97%

(a) Includes all loans acquired in 2012 and thereafter.
(b) The sum of amounts presented is considered total demand deposits.
(c) Includes loans categorized as a special mention, substandard, or doubtful.

(d) Includes loans categorized as substandard or doubtful.
(e) Data presented as of the end of the period indicated.
(f) Nonperforming loans include loans 90+ days past due and accruing, renegotiated loans and nonaccrual loans. Nonperforming assets include nonperforming loans and OREO.
(g) March 31, 2019 data based on preliminary analysis and subject to revision.
(h) Peoples' capital conservation buffer was 6.97% at March 31, 2019, 6.60% at December 31, 2018, 6.27% at September 30, 2018, 5.99% at June 30, 2018, and 6.33% at March 31, 2018, compared to 2.50% for the fully phased-in capital conservation buffer required by January 1, 2019.
(i) This ratio represents a non-US GAAP financial measure since it excludes the balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Additional information regarding the calculation of this ratio is included at the end of this news release.

(RECOVERY OF) PROVISION FOR LOAN LOSSES INFORMATION (Unaudited)

	Three Months Ended					
	March 31,		December 31,		March 31,	
(Dollars in thousands)	2019		2018		2018	
(Recovery of) Provision for Loan Losses						
(Recovery of) Provision for loan losses	$	**(360)**	$	800	$	1,842
Provision for checking account overdrafts		**97**		175		141
Total (recovery of) provision for loan losses	$	**(263)**	$	975	$	1,983
Net (Recoveries) Charge-Offs						
Gross charge-offs	$	**1,003**	$	947	$	2,299
Recoveries		**2,010**		286		321
Net (recoveries) charge-offs	$	**(1,007)**	$	661	$	1,978
Net (Recoveries) Charge-Offs by Type						
Commercial real estate, other	$	**103**	$	(2)	$	827
Commercial and industrial		**(1,721)**		(8)		31
Residential real estate		**78**		(69)		119
Home equity lines of credit		**8**		38		30
Consumer, indirect		**358**		477		795
Consumer, direct		**50**		36		41
Deposit account overdrafts		**117**		189		135
Total net (recoveries) charge-offs	$	**(1,007)**	$	661	$	1,978
As a percent of average gross loans (annualized)		**(0.15)%**		0.10%		0.34%

SUPPLEMENTAL INFORMATION (Unaudited)

	March 31,		December 31,		September 30		June 30		March 31	
(Dollars in thousands)	2019		2018		2018		2018		2018	
Trust assets under administration and management	$	1,471,422	$	1,384,113	$	1,489,810	$	1,454,009	$	1,447,636
Brokerage assets under administration and management		863,286		849,188		914,172		881,839		882,018
Mortgage loans serviced for others		464,575		461,256		458,999		451,391		412,154
Employees (full-time equivalent)		859		871		849		862		802

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME (Unaudited)

| | Three Months Ended | | | | | | | | |
| | March 31, 2019 | | | December 31, 2018 | | | March 31, 2018 | | |
(Dollars in thousands)	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
Assets									
Short-term investments	$ 16,247	$ 176	4.39%	$ 31,580	$ 210	2.64%	$ 11,291	$ 52	1.87%
Investment securities (a)(b)	864,040	6,527	3.03%	868,219	6,843	3.15%	872,793	6,501	2.98%
Loans (b)(c):									
Commercial real estate, construction	131,683	1,732	5.26%	127,177	1,626	5.00%	118,589	1,333	4.50%
Commercial real estate, other	806,181	10,596	5.26%	819,040	10,610	5.07%	765,076	9,124	4.77%
Commercial and industrial	578,954	7,681	5.31%	557,674	7,411	5.20%	479,792	5,571	4.64%
Residential real estate (d)	603,253	6,927	4.59%	602,381	6,897	4.58%	491,713	5,309	4.32%
Home equity lines of credit	131,089	1,860	5.75%	134,818	1,880	5.53%	108,620	1,271	4.75%
Consumer, indirect	409,975	4,088	4.04%	402,366	4,127	4.07%	343,128	3,130	3.70%
Consumer, direct	73,457	1,189	6.56%	75,164	1,246	6.58%	68,422	1,162	6.89%
Total loans	2,734,592	34,073	5.00%	2,718,620	33,797	4.90%	2,375,340	26,900	4.54%
Allowance for loan losses	(20,406)			(20,079)			(18,683)		
Net loans	2,714,186			2,698,541			2,356,657		
Total earning assets	3,594,473	40,776	4.55%	3,598,340	40,850	4.49%	3,240,741	33,453	4.14%
Intangible assets	161,673			162,790			144,190		
Other assets	229,475			229,201			212,112		
Total assets	$ 3,985,621			$ 3,990,331			$ 3,597,043		
Liabilities and Equity									
Interest-bearing deposits:									
Savings accounts	$ 472,656	$ 91	0.08%	$ 468,069	$ 87	0.07%	$ 452,882	$ 64	0.06%
Governmental deposit accounts	297,537	557	0.76%	291,913	524	0.71%	291,454	217	0.30%
Interest-bearing demand accounts	569,472	247	0.18%	557,487	170	0.12%	567,252	221	0.16%
Money market accounts	395,324	531	0.54%	389,095	445	0.45%	367,945	226	0.25%
Retail certificates of deposit	396,977	1,417	1.45%	398,935	1,463	1.45%	338,226	765	0.92%
Brokered certificates of deposit	314,163	2,001	2.58%	277,891	1,684	2.40%	156,645	720	1.86%
Total interest-bearing deposits	2,446,129	4,844	0.80%	2,383,390	4,373	0.73%	2,174,404	2,213	0.41%
Short-term borrowings	244,754	1,173	1.94%	304,954	1,478	1.92%	246,481	968	1.59%
Long-term borrowings	108,234	645	2.41%	109,974	666	2.41%	126,101	686	2.20%
Total borrowed funds	352,988	1,818	2.09%	414,928	2,144	2.05%	372,582	1,654	1.80%
Total interest-bearing liabilities	2,799,117	6,662	0.96%	2,798,318	6,517	0.92%	2,546,986	3,867	0.61%
Non-interest-bearing deposits	613,924			633,523			553,444		
Other liabilities	48,384			50,600			42,381		
Total liabilities	3,461,425			3,482,441			3,142,811		
Stockholders' equity	524,196			507,890			454,232		
Total liabilities and stockholders' equity	$ 3,985,621			$ 3,990,331			$ 3,597,043		
Net interest income/spread (b)		$ 34,114	3.59%		$ 34,333	3.57%		$ 29,586	3.53%
Net interest margin (b)			3.80%			3.77%			3.66%

(a) Average balances are based on carrying value.
(b) Interest income and yields are presented on a fully tax-equivalent basis, using a 21% statutory federal corporate income tax rate.
(c) Average balances include nonaccrual and impaired loans. Interest income includes interest earned and received on nonaccrual loans prior to the loans being placed on nonaccrual status. Loan fees included in interest income were immaterial for all periods presented.
(d) Loans held for sale are included in the average loan balance listed. Related interest income on loans originated for sale prior to the loan being sold is included in loan interest income.

NON-US GAAP FINANCIAL MEASURES (Unaudited)

The following non-US GAAP financial measures used by Peoples provide information useful to investors in understanding Peoples' operating performance and trends, and facilitate comparisons with the performance of Peoples' peers. The following tables summarize the non-US GAAP financial measures derived from amounts reported in Peoples' consolidated financial statements:

		Three Months Ended				
		March 31, 2019		**December 31, 2018**		**March 31, 2018**
(Dollars in thousands)						
Core Non-interest Expense:						
Total non-interest expense	$	31,860	$	30,956	$	28,221
Less: acquisition-related expenses		253		382		149
Less: pension settlement charges		—		91		—
Core non-interest expense	$	31,607	$	30,483	$	28,072

		Three Months Ended				
		March 31, 2019		**December 31, 2018**		**March 31, 2018**
(Dollars in thousands)						
Efficiency Ratio:						
Total non-interest expense	$	31,860	$	30,956	$	28,221
Less: amortization of intangible assets		694		861		754
Adjusted non-interest expense	$	31,166	$	30,095	$	27,467
Total non-interest income	$	15,429	$	14,177	$	14,969
Less: net gain on investment securities		30		—		1
Less: net (loss) gain on asset disposals and other transactions		(182)		(15)		74
Adjusted total non-interest income	$	15,581	$	14,192	$	14,894
Net interest income	$	33,914	$	34,121	$	29,359
Add: fully tax-equivalent adjustment (a)		200		212		227
Net interest income on a fully tax-equivalent basis	$	34,114	$	34,333	$	29,586
Adjusted revenue	$	49,695	$	48,525	$	44,480
Efficiency ratio		62.71%		62.02%		61.75%
Efficiency Ratio Adjusted for Non-core Items:						
Core non-interest expense	$	31,607	$	30,483	$	28,072
Less: amortization of intangible assets		694		861		754
Adjusted core non-interest expense	$	30,913	$	29,622	$	27,318
Adjusted revenue	$	49,695	$	48,525	$	44,480
Efficiency ratio adjusted for non-core items		62.21%		61.04%		61.42%

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

(Dollars in thousands)	March 31, 2019		December 31, 2018		September 30, 2018		June 30, 2018		March 31, 2017	
Tangible Equity:										
Total stockholders' equity	$	535,121	$	520,140	$	504,290	$	499,339	$	456,815
Less: goodwill and other intangible assets		161,242		162,085		163,401		163,953		143,820
Tangible equity	$	373,879	$	358,055	$	340,889	$	335,386	$	312,995
Tangible Assets:										
Total assets	$	4,017,119	$	3,991,454	$	4,003,089	$	3,972,091	$	3,634,929
Less: goodwill and other intangible assets		161,242		162,085		163,401		163,953		143,820
Tangible assets	$	3,855,877	$	3,829,369	$	3,839,688	$	3,808,138	$	3,491,109
Tangible Book Value per Common Share:										
Tangible equity	$	373,879	$	358,055	$	340,889	$	335,386	$	312,995
Common shares outstanding		19,681,692		19,565,029		19,550,014		19,528,952		18,365,035
Tangible book value per common share	$	19.00	$	18.30	$	17.44	$	17.17	$	17.04
Tangible Equity to Tangible Assets Ratio:										
Tangible equity	$	373,879	$	358,055	$	340,889	$	335,386	$	312,995
Tangible assets	$	3,855,877	$	3,829,369	$	3,839,688	$	3,808,138	$	3,491,109
Tangible equity to tangible assets		9.70%		9.35%		8.88%		8.81%		8.97%

	Three Months Ended					
(Dollars in thousands)	March 31, 2019		December 31, 2018		March 31, 2018	
Pre-Provision Net Revenue:						
Income before income taxes	$	17,746	$	16,367	$	14,124
Add: provision for loan losses		—		975		1,983
Add: net loss on OREO		25		30		5
Add: net loss on other assets		157		—		—
Less: recovery of loan losses		263		—		—
Less: net gain on investment securities		30		—		1
Less: net gain on other assets		—		15		79
Pre-provision net revenue	$	17,635	$	17,357	$	16,032
Total average assets	$	3,985,621	$	3,990,331	$	3,597,043
Pre-provision net revenue to total average assets (annualized)		1.79%		1.73%		1.81%

NON-GAAP FINANCIAL MEASURES (Unaudited) -- (Continued)

(Dollars in thousands)	Three Months Ended					
	March 31, 2019		December 31, 2018		March 31, 2018	
Annualized Net Income Adjusted for Non-core Items:						
Net income	$	14,369	$	13,897	$	11,741
Less: net gain on investment securities, net of tax (a)		24		—		1
Add: net loss on asset disposals and other transactions, net of tax (a)		144		12		—
Less: net gain on asset disposals and other transactions, net of tax (a)		—		—		58
Add: acquisition-related expenses, net of tax (a)		200		302		118
Add: pension settlement charges, net of tax (a)		—		72		—
Less: impact of Tax Cuts and Jobs Act on deferred tax liability		—		705		—
Net income adjusted for non-core items	$	14,689	$	13,578	$	11,800
Days in the quarter		90		92		90
Days in the year		365		365		365
Annualized net income	$	58,274	$	55,135	$	47,616
Annualized net income adjusted for non-core items	$	59,572	$	53,869	$	47,856
Return on Average Assets:						
Annualized net income	$	58,274	$	55,135	$	47,616
Total average assets	$	3,985,621	$	3,990,331	$	3,597,043
Return on average assets		1.46%		1.38%		1.32%
Return on Average Assets Adjusted for Non-core Items:						
Annualized net income adjusted for non-core items	$	59,572	$	53,869	$	47,856
Total average assets	$	3,985,621	$	3,990,331	$	3,597,043
Return on average assets adjusted for non-core items		1.49%		1.35%		1.33%

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

NON-GAAP FINANCIAL MEASURES (Unaudited) -- (Continued)

		Three Months Ended				
(Dollars in thousands)		March 31, 2019		December 31, 2018		March 31, 2018
Annualized Net Income Excluding Amortization of Other Intangible Assets:						
Net income	$	14,369	$	13,897	$	11,741
Add: amortization of other intangible assets		694		861		754
Less: tax effect (a) of amortization of other intangible assets		146		181		158
Net income excluding amortization of other intangible assets	$	14,917	$	14,577	$	12,337
Days in the period		90		92		90
Days in the year		365		365		365
Annualized net income	$	58,274	$	55,135	$	47,616
Annualized net income excluding amortization of other intangible assets	$	60,497	$	57,833	$	50,033
Average Tangible Equity:						
Total average stockholders' equity	$	524,196	$	507,890	$	454,232
Less: average goodwill and other intangible assets		161,673		162,790		144,190
Average tangible equity	$	362,523	$	345,100	$	310,042
Return on Average Stockholders' Equity Ratio:						
Annualized net income	$	58,274	$	55,135	$	47,616
Average stockholders' equity	$	524,196	$	507,890	$	454,232
Return on average stockholders' equity		11.12%		10.86%		10.48%
Return on Average Tangible Equity Ratio:						
Annualized net income excluding amortization of other intangible assets	$	60,497	$	57,833	$	50,033
Average tangible equity	$	362,523	$	345,100	$	310,042
Return on average tangible equity		16.69%		16.76%		16.14%

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

END OF RELEASE